At a special meeting of shareholders of the Jacob Micro Cap Growth Fund held on November 9, 2012, the shareholders voted on the Reorganization Plan described below.  A description of the shares voted in favor, shares voted against and shares abstaining, with respect to the Reorganization Plan is illustrated in the following table:

For	Against	Abstain
1,999,404	4,778	5,967

On November 9, 2012 the shareholders of the Predecessor Fund approved an Agreement and Plan of Reorganization (“Reorganization Plan”), which qualified as a tax-free exchange for federal income tax purposes, providing the transfer of assets and the assumption of liabilities of the Predecessor Fund to the Fund, a newly created series of the Corporation.  The Reorganization Plan provided for the acquisition by the Fund of all of the assets of the Predecessor Fund in exchange solely for the assumption of all of the liabilities of the Predecessor Fund and the issuance of shares of the newly created Fund distributed pro rata by the Predecessor Fund to its shareholders in complete liquidation and termination of the Predecessor Fund. The Fund adopted all of the history of the Predecessor Fund. Class I and Class R shares reorganized into Institutional Class and Investor Class shares of the Fund, respectively. Pursuant to the Reorganization Plan, each shareholder of the Predecessor Fund received shares of the Fund equal in value to the shares the shareholder had immediately prior to the Reorganization. On November 12, 2012, the reorganization was completed and the Predecessor Fund had $1,836,644 of unrealized appreciation on that date.

The following table illustrates the details of the Reorganization:

Predecessor Fund Share Class	Predecessor Fund Net Assets	Shares Issued to Shareholders of Predecessor Fund	Fund Net Assets	Fund Share Class	Combined Net Assets	Tax Status of Transfer

Class I	$41,722,139	2,225,058	$-	Institutional	$41,722,139	Non-taxable

Class R	4,353,097	239,629	-	Investor	4,353,097	Non-taxable
Total	$46,075,236	2,464,687	$-		$46,075,236